VICTORY FOODS HOLDINGS PBC
SERIES B-2 AND B-4
CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

This Series B-2 and B-4 Convertible Preferred Stock Purchase Agreement (this "**Agreement**") is made as of [EFFECTIVE DATE] by and among Victory Foods Holdings PBC, a Delaware public benefit corporation (the "**Company**"), and [ENTITY NAME] (the "**Purchaser**").

The parties hereby agree as follows.

1. **PURCHASE AND SALE OF PREFERRED STOCK**.

1.1 **Sale and Issuance of Series B-2 and Series B-4 Convertible Preferred Stock**.

1.1.1 The Company shall adopt and file with the Secretary of State of the State of Delaware on or before the Closing (as defined below) the Fourth Amended and Restated Certificate of Incorporation in substantially the form of Exhibit B attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time, the "**Restated Certificate**").

1.1.2 Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase at the Initial Closing (or at an Additional Closing, defined below) and the Company agrees to sell and issue to the Purchaser at the Initial Closing or an Additional Closing (each of the Initial Closing and any Additional Closing being sometimes referred to as a "**Closing**"), (i) shares of Series B-2 Convertible Preferred Stock (the "**B-2 Shares**"), at a purchase price of $0.2160 per B-2 Share (the "**B-2 Price**") for the first $100,000 of investment made by the Purchaser hereunder and any Purchaser with an active Wefunder VIP Membership; and (ii) shares of Series B-4 Convertible Preferred Stock (the "**B-4 Shares**" and, together with the B-2 Shares, the "**Shares**"), at a purchase price of $0.2400 per B-4 Share (the "**B-4 Price**") for any additional investment made by the Purchaser hereunder in excess of $100,000 or without an active Wefunder VIP Membership. The Purchaser's total investment in the Series B Shares hereunder will not exceed $500,000 (the "**Total Offering Amount**"). Exhibit A will be updated by the Company at the final Closing to reflect all purchases of Shares made under the Agreement.

1.1.3 Purchaser acknowledges that Purchaser has been provided a copy of, and has read and understands the terms and conditions of the Company's Amended and Restated Shareholders' Agreement dated as of June 28, 2024, as the same may be amended from time to time (the "**Shareholders' Agreement**"), a copy of which is attached hereto as Exhibit C. Purchaser hereby agrees that, upon the Purchaser's execution and delivery of this Agreement, that Purchaser shall thereupon, without any further action by Purchaser, be automatically joined as a party to the Shareholders' Agreement with the same force and effect as if Purchaser were originally a party thereto, and that Purchaser shall have all of the rights and obligations of a shareholder thereunder, and all Shares issued to the Purchaser hereunder shall be subject to and bound by the terms, conditions and restrictions contained in the Shareholders' Agreement.

1.2 **Closing; Delivery**.

1.2.1 The purchase and sale of the Shares shall take place remotely via the exchange of documents and signature pages simultaneous to the execution of this Agreement, or at such other time and place as the Company and the Purchasers mutually agreed upon, orally or in writing (which time and place are designated as the "**Initial Closing**").

1.2.2 At any time and from time to time after the Initial Closing, the Company may sell to the Purchasers additional Shares for an additional investment up to the Total Offering Amount, at one or more additional closings (each an "**Additional Closing**").

1.2.3 At the Initial Closing and each Additional Closing, the Company shall deliver to the Purchaser a notice of issuance evidencing the Shares being purchased by such Purchaser at such Closing, against payment (in United States dollars) of the purchase price therefor by check payable to the Company, or by wire transfer to a bank account designated by the Company. The Company may unilaterally update and supplement the Exhibit A with respect to any Closing in order to, among other things, reflect the dollar amounts of cash actually received, incorporate any missing numerical or other information and make any other conforming change.

1.3 **Use of Proceeds**. In accordance with the directions of the Company's Board of Directors (the "**Board**"), the Company will use the proceeds from the sale of the Shares primarily to fund general working capital needs of the Company.

2. **REPRESENTATIONS AND WARRANTIES OF THE PURCHASER**. The Purchaser hereby represents and warrants to the Company, as follows.

2.1 **Authorization**. The Purchaser has full power and authority to enter into the Transaction Agreements. The Transaction Agreements to which such Purchaser is a party, when executed and delivered by the Purchaser, will constitute valid and legally binding obligations of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

2.2 **Disclosure of Information**. The Purchaser and its members have had an opportunity to review the Company's Form C and have received all material information necessary for the Purchaser and its members to purchase the Shares.

2.3 **Restricted Securities**. The Purchaser understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the Shares are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the Shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has

no obligation to register or qualify the Shares, or the Common Stock into which it may be converted, for resale except as set forth in the Stockholders' Agreement. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

2.4 **No Public Market**. The Purchaser understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

2.5 **Legends**. The Purchaser understands that the Shares and any securities issued in respect of or exchange for the Shares, may bear any one or more of the following legends: (a) any legend set forth in, or required by, the other Transaction Agreements; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the Shares represented by the certificate so legended; and (c) the following legend:

> "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

2.6 **Securities Laws**. The Purchaser represents and warrants that it has sold its membership interests to its members in accordance with all applicable securities laws, rules, and regulations, including without limitation the Securities Act of 1933, as amended, and applicable state securities laws.

3. **GENERAL PROVISIONS**.

3.1 **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

3.2 **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

3.3 **Counterparts; Facsimile**. This Agreement may be executed and delivered by facsimile signature, electronic signature and/or portable document format (.pdf) and in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

3.4 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

3.5 **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail during normal business hours of the recipient (and with confirmation of receipt), and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the Purchaser at Purchaser's address or e-mail address, in each case, as set forth in the Purchaser's Wefunder account, or as directed by Wefunder to the Company in writing. If notice is given to the Company, it shall be sent to Victory Foods Holdings PBC, c/o Victory Hemp Foods, 252 W Jay Louden Road, Carrollton, KY 41008, Attention: Chad Rosen; and a copy (which shall not constitute notice) shall also be sent to Moulton Law Group, P.O. Box 700, Burlington, VT 05402, Attention: R.W. Eli Moulton, Esq.

3.6 **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of the Transaction Agreements, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

3.7 **Amendments and Waivers**. Except as specified in Section 1.2.3, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the Purchaser. Any amendment or waiver effected in accordance with this Section 6.8 shall be binding upon the Purchasers and each transferee of the Shares (or the Common Stock issuable upon conversion thereof), each future holder of all such securities, and the Company.

3.8 **Severability**. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

3.9 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver

on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

3.10 **Entire Agreement**. This Agreement (including the Exhibits hereto), the Restated Certificate and the other Transaction Agreements constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have executed this Series B-2 and B-4 Convertible Preferred Stock Purchase Agreement as of the date first set forth above.

COMPANY:

Victory Foods Holdings PBC

By: *Founder Signature*

Name: [FOUNDER_NAME]

Title: [FOUNDER_TITLE]

PURCHASER:

[ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

EXHIBIT A

Date of Investment	Amount Invested	Shares Issued
[EFFECTIVE DATE]	$[AMOUNT]	[SHARES]

<u>EXHIBIT B</u>

Fourth Amended and Restated Certificate of Incorporation

(please see attached)

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "VICTORY FOODS HOLDINGS PBC", FILED IN THIS OFFICE ON THE FIFTEENTH DAY OF AUGUST, A.D. 2025, AT 2 O`CLOCK P.M.

C. P. Sanchez

Charuni Patibanda-Sanchez, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

6930184 8100
SR# 20253689324

Authentication: 204504399
Date: 08-18-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:00 PM 08/15/2025
FILED 02:00 PM 08/15/2025
SR 20253689324 - File Number 6930184

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
VICTORY FOODS HOLDINGS PBC

A PUBLIC BENEFIT CORPORATION

(Pursuant to Sections 242, 245, 361 and 362 of the General Corporation Law of the State of Delaware)

Victory Foods Holdings PBC, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify as follows:

FIRST: That the name of this corporation is Victory Foods Holdings PBC (the "Corporation") and that the Corporation was originally incorporated pursuant to the General Corporation Law on June 13, 2018

SECOND: That the Board of Directors of the Corporation (the "Board of Directors") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of the Corporation, declaring said amendment and restatement to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended and restated in its entirety as follows:

ARTICLE I

The name of the corporation is Victory Foods Holdings PBC (hereinafter, the "Corporation")

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware, County of Kent, is 800 North State Street, Suite 304, in the City of Dover, County of Kent, State of Delaware 19904. The name of its registered agent at such address is United Corporate Services, Inc.

ARTICLE III

The Corporation is a public benefit corporation. As a public benefit corporation, the Corporation's purposes shall be to transact any and all lawful business for which corporations may be incorporated under the General Corporation Law of Delaware (the "General Corporation Law"). The specific public benefit purpose of the Corporation shall be to use its financial, human, and physical resources to ease suffering and promote the well-being of the Corporation's employees and the citizens of the Corporation's communities by providing people with educational, wellness, cultural and development opportunities and being responsible environmental stewards. The Corporation is presently a superfood ingredient agricultural processor whose product mix fortifies the health of its customers and soils around its communities through commercial processing and marketing of high value profitable row crops. The Corporation believes ongoing increases in stockholder value and positive benefits will result

for its local communities and the health of the environment by accomplishing its mission through working hard every day to continuously grow the market for the Corporation's products which will have a positive impact on rural communities through job creation, economic impact at farm level, elimination of chemicals in the on-farm supply chain, and improving soil health as a result of responsible regenerative agricultural practices adopted by the Corporation's supply chain.

ARTICLE IV

A. Authorization of Stock. The Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". As of the effective date of this Fourth Amended and Restated Certificate of Incorporation (this "Restated Certificate"), the total number of shares of capital stock that the Corporation is authorized to issue is 77,511,051. The total number of shares of Common Stock authorized to be issued is 46,241,666 shares, par value $0.0001 per share. The total number of shares of Preferred Stock authorized to be issued is 31,269,385 shares, $0.0001 par value per share, 2,206,573 shares which are designated as Series A Convertible Preferred Stock (the "Series A Stock"), 3,819,489 shares of which are hereby designed as Series A-1 Convertible Preferred Stock (the "Series A-1 Stock"), 4,083,530 shares of which are hereby designed as Series A-2 Convertible Preferred Stock (the "Series A-2 Stock," and collectively with the Series A Stock and Series A-1 Stock, the "Preferred A Stock"), 2,083,333 shares which are designated as Series B-1 Convertible Preferred Stock (the "Series B-1 Stock"), 9,259,259 shares which are designated as Series B-2 Convertible Preferred Stock (the "Series B-2 Stock"), 8,775,535 shares which are designated as Series B-3 Convertible Preferred Stock (the "Series B-3 Stock"), and 1,041,666 shares which are designated as Series B-4 Convertible Preferred Stock (the "Series B-4 Stock" and collectively with the Series B-1 Stock, Series B-2 Stock and Series B-3 Stock, the "Preferred B Stock"). References to "Preferred Stock" mean the Preferred A Stock and the Preferred B Stock.

B. Rights, Preferences and Restrictions of the Preferred. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions.

(a) Series B-1 Stock Dividends. From and after the date of the issuance of any shares of Series B-1 Stock until June 30, 2028, dividends at the rate per annum of five percent (5%) of the Applicable Original Issue Price (as defined below) of such share shall accrue on such shares of Series B-1 Stock (the "Series B-1 Accruing Dividends"). Series B-1 Accruing Dividends shall accrue from day to day, based on the actual number of days elapsed and a 365 day year, whether or not declared, and shall be cumulative; provided, however, that except as set forth in this Section 1(a) or in Section 2, such Series B-1 Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Series B-1 Accruing Dividends. Commencing on September 30, 2024 and continuing on the last day of each calendar quarter thereafter through June 30, 2028, the Corporation shall declare and pay out of funds legally available therefor all accrued but unpaid Series B-1 Accruing Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Restated Certificate) the holders of the Series B-1 Stock then outstanding shall first receive a dividend on each outstanding share of Series B-1 Stock in an amount equal to the aggregate Series B-1 Accruing Dividends then accrued on such share of Series B-1 Stock and not previously paid.

(b) Preferred Stock Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than the Series B-1 Accruing Dividends or Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in the Restated Certificate) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of such stock in an amount at least equal to the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

(c) The "Applicable Original Issue Price" shall mean \$0.5593 per share with respect to the Series A Stock, \$0.8178 per share with respect to the Series A-1 Stock, \$0.5725 per share with respect to the Series A-2 Stock, \$0.2400 per share with respect to the Series B-1 Stock, \$0.2160 per share with respect to the Series B-2 Stock, \$0.1920 per share with respect to the Series B-3 Stock, and \$0.2400 per share with respect to the Series B-4 Stock, and in each case subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable series of Preferred Stock.

2. Liquidation Preference.

(a) In the event of any Liquidation Event (as defined below), the holders of shares of Preferred B Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Preferred A Stock or the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) (A) in the case of the Series B-2 Stock, Series B-3 Stock and Series B-4 Stock, 1.0x times the Applicable Original Issue Price for such series of Preferred Stock, plus any declared and unpaid dividends thereon, and (B) in the case of the Series B-1 Stock, 1.0x times the Applicable Original Issue Price for the Series B-1 Stock, plus any accrued but unpaid Series B-1 Accruing Dividends thereon, plus any other declared and unpaid dividends thereon, minus any Series B-1 Accruing Dividends previously paid with respect thereto, *or* (ii) such amount per share as would have been payable had all shares of such series of Preferred B Stock had been converted into Common Stock (assuming the conversion into Common Stock of all shares of each series of Preferred B Stock that would receive a greater per share liquidation payment if converted into Common Stock verse remaining as Preferred B Stock) pursuant to Section 4 immediately prior to such Liquidation Event. If upon any such Liquidation Event the assets of the Corporation available for distribution (the "Available Assets") to its stockholders shall be insufficient to pay the holders of shares of Preferred B Stock the full amount to which they shall be entitled under this Section 2(a), then the Preferred B Stock holders shall share ratably in the Available Assets in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(b) In the event of any Liquidation Event, after payment in full of the holders of shares of Preferred B Stock of the amounts payable to such holders pursuant to Section 2(a), the holders of shares of Preferred A Stock then outstanding shall be entitled to be paid out of the assets available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock, an amount equal to the greater of: (i) for each share of Preferred A Stock held, the Applicable Original Issue Price for such series Preferred Stock, plus any dividends declared but unpaid thereon; *or* (ii) the

amount the holders of such series of Preferred A Stock would receive had the holders of such series of Preferred A Stock been converted to Common Stock and participated in the distribution to the holders of the Common Stock. If upon any such Liquidation Event, the remaining assets available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred A Stock the full amount to which they shall be entitled, the holders of shares of Preferred A Stock shall share ratably in any distribution of the remaining assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

(c) After the payment of all preferential amounts required to be paid to the holders of shares of Preferred B Stock pursuant to subsection 2(a) above and to the holders of Preferred A Stock pursuant to subsection 2(b) above, the remaining assets available for distribution to the Corporation's stockholders shall be distributed among the holders of the shares of Common Stock, pro rata based on the number of shares held by each such holder.

(d) (i) For purposes of this Section 2, a "Liquidation Event" shall include (A) the closing of the sale, transfer, exclusive lease or exclusive license or other disposition (whether by sale of stock or sale of assets or otherwise) of all or substantially all of the Corporation's and its subsidiaries' assets on a consolidated basis in one or a series of related transactions, (B) the consummation of the merger or consolidation of the Corporation or its subsidiaries with or into another entity (except a merger, consolidation or reorganization involving the Corporation in which the holders of capital stock of the Corporation immediately prior to such merger or consolidation (excluding for this purpose any stockholder of the Corporation that (1) merges or otherwise combines with the Corporation in such combination transaction or (2) owns or controls, directly or indirectly, a majority of another corporation that merges or otherwise combines with the Corporation in such combination transaction) continue to hold at least 50% of the voting power of the capital stock of (x) the Corporation or (y) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation or entity immediately following such merger or consolidation, the parent corporation or entity of such surviving or resulting corporation or entity), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions to which the Corporation is a party, to a person or group of affiliated persons, of the Corporation's securities if, after such closing, such person or group of affiliated persons would hold at least a majority or more of the outstanding voting capital stock of the Corporation (or the surviving or acquiring entity) or (D) a voluntary or involuntary liquidation, dissolution or winding up of the Corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is (x) to change the state of the Corporation's incorporation or (y) to create a holding company that will be owned in the identical manner (as to amount and relative rights and preferences of the securities held) by the persons who held the Corporation's securities immediately prior to such transaction. The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred B Stock, voting together as a single class, on an as-converted basis (the "Requisite Preferred B Majority").

(ii) In any Liquidation Event, if the proceeds received by the Corporation or its stockholders is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange or through the NASDAQ National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the thirty (30) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as determined by the Board of Directors of the Corporation (including at least one (1) Preferred B Director), in good faith.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as determined by the Board of Directors of the Corporation (including at least one (1) Preferred B Director), in good faith.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, upon approval by the stockholders of the definitive agreements governing a Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii) In the event the requirements of this Section 2 are not complied with, the Corporation shall forthwith either:

(A) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(c)(iv) hereof.

(iv) The Corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event at least twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Event and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes of such impending Liquidation Event. The Liquidation Event shall in no event take place sooner than twenty (20) days after the Corporation has given the first notice provided for herein or sooner than ten (10) days after the Corporation has given notice of any material changes provided pursuant to this Section 2(e)(iv); provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of a majority of the voting power of all then-outstanding shares of Preferred Stock.

3. Redemption. The Preferred Stock is not redeemable at the option of the holder.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a) Right to Convert. Each share of a series of Preferred Stock shall be convertible, at the option of the holder thereof at any time after the date of issuance of such share, in each case at the office of the Corporation or any transfer agent for the Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price for that series of Preferred Stock by the Applicable Conversion Price (as defined below) in effect at the time of conversion. The "Applicable Conversion Price" for each applicable series of Preferred Stock shall initially, on the date upon which this Restated Certificate is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date"), be the Applicable Original Issue Price for such series of Preferred Stock. Such initial Applicable Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided hereinafter.

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Applicable Conversion Price at the time in effect upon the earlier of (i) the Corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the "Act"), the public offering price per share of which is not less than $0.7200 (appropriately adjusted to reflect the occurrence of any stock split, dividend, combination or similar event) and with aggregate net proceeds to the Corporation of at least $50,000,000 (a "Qualified Public Offering"); or (ii) the written consent or agreement of the holders of the Requisite Preferred B Majority and the holders of a majority of the outstanding Preferred A Stock, voting together as a single class, on an as-converted basis (the "Requisite Preferred A Majority").

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, the holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Act, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with the automatic conversion provisions of Section 4(b)(ii) above, such automatic conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such

conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

(d) Conversion Price Adjustments of Preferred Stock for Certain Dilutive Issuances, Splits and Combinations. The Applicable Conversion Price shall be subject to adjustment from time to time as follows:

(i) (A) If the Corporation shall issue, on or after the Filing Date, any Additional Stock (as defined below) without consideration or for a consideration per share less than the Applicable Conversion Price for a series of Preferred Stock in effect immediately prior to the issuance of such Additional Stock, the Applicable Conversion Price for such series of Preferred Stock in effect immediately prior to each such issuance shall forthwith (except as otherwise provided in this clause (i)) be adjusted to a price determined by multiplying the Applicable Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock Outstanding (as defined below) immediately prior to such issuance plus the number of shares of Common Stock that the aggregate consideration received by the Corporation for such issuance would purchase at the Applicable Conversion Price; and the denominator of which shall be the number of shares of Common Stock Outstanding immediately prior to such issuance plus the number of shares of such Additional Stock issued. For purposes hereof, the term "Common Stock Outstanding" shall mean and include the following: (1) issued and outstanding Common Stock, (2) Common Stock issuable upon conversion of outstanding Preferred Stock, (3) Common Stock issuable upon exercise of outstanding stock options, (4) Common Stock issuable upon exercise (and, in the case of warrants to purchase Preferred Stock, conversion) of outstanding warrants, and (5) Common Stock reserved for issuance pursuant to the Existing Plan (as defined below). Shares described in (1) through (5) above shall be included whether vested or unvested, whether contingent or non-contingent and whether exercisable or not yet exercisable.

(A) Except to the limited extent provided for in subsections (E)(3) and (E)(4), no adjustment of the Applicable Conversion Price for a series of Preferred Stock pursuant to this Section 4(d)(i) shall have the effect of increasing the Applicable Conversion Price above the Applicable Conversion Price for such series of Preferred Stock in effect immediately prior to such adjustment, and no readjustment pursuant to subsections (E)(3) and (E)(4) below shall have the effect of increasing the Applicable Conversion Price to an amount which exceeds the lower of (x) the Applicable Conversion Price on the original adjustment date, and (y) the Applicable Conversion Price that would have resulted from any issuance of Additional Stock between the original adjustment date and such readjustment date.

(B) In the case of the issuance of Additional Stock for cash, the consideration shall be deemed to be the amount of cash paid therefor before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with the issuance and sale thereof.

(C) In the case of the issuance of the Additional Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as reasonably determined in good faith by the Board of Directors.

(D) In the case of the issuance of options to purchase or rights to subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or rights to subscribe for such convertible or exchangeable securities,

the following provisions shall apply for purposes of determining the number of shares of Additional Stock issued and the consideration paid therefor:

(1) The aggregate maximum number of shares of Common Stock deliverable upon exercise (assuming the satisfaction of any conditions to exercisability, including without limitation, the passage of time, but without taking into account potential antidilution adjustments) of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in Sections 4(d)(i)(C) and (d)(i)(D)), if any, received by the Corporation upon the issuance of such options or rights plus the minimum exercise price provided in such options or rights (without taking into account potential antidilution adjustments) for the Common Stock covered thereby.

(2) The aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange (assuming the satisfaction of any conditions to convertibility or exchangeability, including, without limitation, the passage of time, but without taking into account potential antidilution adjustments) for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration, if any, received by the Corporation for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Corporation (without taking into account potential antidilution adjustments) upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in subsections 4(d)(i)(C) and (d)(i)(D)).

(3) In the event of any change in the number of shares of Common Stock deliverable or in the consideration payable to the Corporation upon exercise of such options or rights or upon conversion of or in exchange for such convertible or exchangeable securities, the Applicable Conversion Price for a series of Preferred Stock, to the extent in any way affected by or computed using such options, rights or securities, shall be recomputed to reflect such change, but no further adjustment shall be made for the actual issuance of Common Stock or any payment of such consideration upon the exercise of any such options or rights or the conversion or exchange of such securities; provided, that no adjustment of the Applicable Conversion Price for a series of Preferred Stock pursuant to this Section 4(d)(i)(E)(3) shall have the effect of increasing the Applicable Conversion Price for such series of Preferred Stock above the Applicable Conversion Price in effect immediately prior to the adjustment made pursuant to Section 4(d)(i)(A) with respect to such options or convertible or exercisable securities.

(4) Upon the expiration of any such options or rights, the termination of any such rights to convert or exchange or the expiration of any options or rights related to such convertible or exchangeable securities, the Applicable Conversion Price, to the extent in any way affected by or computed using such options, rights or securities or options or rights related to such securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock (and convertible or exchangeable securities that remain in effect) actually issued upon the exercise of such options or rights, upon the conversion or exchange of such securities or upon the exercise of the options or rights related to such securities, provided, that no adjustment of the Applicable Conversion

Price of a series of Preferred Stock pursuant to this Section 4(d)(i)(E)(4) shall have the effect of increasing the Applicable Conversion Price above the Applicable Conversion Price in effect immediately prior to the adjustment made pursuant to Section 4(d)(i)(A) with respect to such options or convertible or exercisable securities.

(5) The number of shares of Additional Stock deemed issued and the consideration deemed paid therefor pursuant to subsections 4(d)(i)(E)(1) and (2) shall be appropriately adjusted to reflect any change, termination or expiration of the type described in either Section 4(d)(i)(E)(3) or (4).

(ii) "Additional Stock" shall mean any shares of Common Stock issued (or deemed to have been issued pursuant to Section 4(d)(i)(E)) by the Corporation on or after the Filing Date other than the following exempted securities (the "Exempted Securities"):

(A) Common Stock issued to employees, directors, consultants and other service providers for the primary purpose of soliciting or retaining their services pursuant to the Existing Plan (as defined below);

(B) Common Stock issued in connection with a bona fide business acquisition of another corporation, business or entity by the Corporation (directly or through a subsidiary) approved by a majority of the Corporation's Board of Directors;

(C) Common Stock issued pursuant to the conversion of Preferred Stock;

(D) Common Stock issued pursuant to any bona fide debt financing from a bank or similar institution approved by a majority of the Corporation's Board of Directors;

(E) Common Stock issued pursuant to the exercise of any Warrants issued and outstanding as of the Filing Date;

(F) Any dividend or distribution of shares made to the holders of the Preferred Stock in accordance with the Restated Certificate;

(G) Common Stock issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors, including at least one (1) Preferred B Director.

(H) Common Stock issued or issuable as a result of a decrease in the Applicable Conversion Price of any series of Preferred Stock;

(I) Any authorized but unissued shares of Preferred B Stock issued from time-to-time to investors approved by the Company, at a price per share equal to the Applicable Original Issue Price of such shares;

(J) Any options, warrants or other similar convertible or derivative securities that are convertible into, or exercisable for, shares of Common Stock, that if issued would

constitute Exempted Securities pursuant to subsections (A) through (G) hereof, and any subsequent issuance of Common Stock upon the exercise or conversion thereof; or

(K) Any issuance of securities of the Corporation that the holders of a majority of the Corporation's outstanding Preferred Stock, voting together as a single class on an as converted to Common Stock basis, determines, in writing, are Exempted Securities, which is approved by the Board of Directors, including at least one (1) Preferred B Director.

(e) In the event the Corporation should at any time or from time to time after the Filing Date fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Applicable Conversion Price shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents with the number of shares issuable with respect to Common Stock Equivalents determined from time to time in the manner provided for deemed issuances in Section 4(d)(i)(E).

(f) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Applicable Conversion Price shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(g) Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in Section 4(e), then, in each such case for the purpose of this Section 4(g), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible pursuant to this Section 4 as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

(h) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of the Corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Applicable

Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(i) No Impairment. The Corporation will not, without the appropriate vote of the stockholders under the General Corporation Law or Section 6 of this Article IV(B), by amendment of the Restated Certificate or the Bylaws of the Corporation or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under the Restated Certificate by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of the Restated Certificate and in the taking of all such action as may be necessary or appropriate in order to protect the rights, powers and privileges of the holders of the Preferred Stock against impairment.

(j) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and the Corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price pursuant to this Section 4, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of affected Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Applicable Conversion Price at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of such series of Preferred Stock.

(k) Notices of Record Date. In the event of any taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, the Corporation shall mail (via hardcopy, email or any other manner permitted under the General Corporation Law) to the extent to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution (which requirement may be waived or modified by the Requisite Preferred B Majority).

(l) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of

Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Restated Certificate.

(m) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given if (i) deposited in the United States mail, postage prepaid, (ii) sent by electronic mail, or (iii) delivered by nationally recognized overnight courier service, in each case addressed to each holder of record at their address appearing on the books and records of the Corporation.

(n) Waiver of Adjustment to Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Applicable Conversion Price may be waived, either prospectively or retroactively and either generally or in a particular instance, by (i) with respect to all the Preferred Stock, with the consent or vote of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class on an as converted basis; or (ii) with respect to any specific series of Preferred Stock, with the consent or vote of the holders of a majority of the outstanding shares of that series , voting as a single, separate class.

5. Voting Rights.

(a) General Voting Rights. The holder of each share of Series B Preferred Stock shall have the right to one vote for each share of Common Stock into which such share of Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and except as provided in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). To the extent permitted by the General Corporation Law, as the same may be supplemented, amended or replaced, action required or permitted to be taken by the stockholders of the Corporation at a stockholders' meeting may be taken without a meeting if the action is taken by the holders of at least a majority of all of the shares entitled to vote on the action, signed by the holders of at least a majority of the shares, and filed in the corporate minute book. Prompt notice of any action taken by less than unanimous written consent in lieu of a meeting shall be given to all stockholders entitled to vote on such action.

(b) Voting for the Election of Directors. The Board of Directors of the Corporation shall consist of not less than five (5) directors, unless a different number is approved by both the Requisite Preferred B Majority and the Requisite Preferred A Majority. The holders of record of the shares of Preferred B Stock, exclusively and as a separate class, and on an as-converted basis, shall be entitled to elect two (2) directors of the Corporation (the "Preferred B Directors" and each a "Preferred B Director"). The holders of record of the shares of Preferred A Stock, exclusively and as a separate class, and on an as-converted basis, shall be entitled to elect one (1) director of the

Corporation (the "Preferred A Director"). The holders of a majority of the outstanding Common Stock and Preferred Stock, voting together as a single class, on an as-converted basis, shall be entitled to elect all remaining directors of the Corporation. The rights of the holders in this subsection 5(b) to elect the Preferred B Directors shall terminate on the first date after the date hereof on which there are issued and outstanding less than 3,000,000 shares of Preferred B Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred B Stock). The rights of the holders in this subsection 5(b) to elect the Preferred A Director shall terminate on the first date after the date hereof on which there are issued and outstanding less than 1,500,000 shares of Preferred A Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred A Stock).

(c) Vacancies. Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of the Restated Certificate, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors' action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of the Corporation's stockholders or (ii) written consent, in each case in accordance with the requirements of Section 5(b). Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by the holders of that class or series of stock represented at the meeting or pursuant to written consent. For administrative convenience, the initial Preferred B Directors may be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred B Stock, without a separate action by the holders of Preferred B Stock.

6. Protective Provisions. At any time when at least 3,000,000 shares of Preferred B Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred B Stock) are issued and outstanding, and except where the vote or written consent of the holders of a greater number of shares of the Corporation is required by law, and in addition to any other vote required by law or the Restated Certificate, the Corporation shall not (either directly or indirectly by amendment, filing a certificate of designation, preferences or rights, merger, consolidation, reorganization, other transaction or series of transactions or otherwise) without first obtaining the approval (by vote or written consent, as provided by law) of the Requisite Preferred B Majority:

(a) authorize, create or issue, or obligate itself to issue, any class or series of shares of capital stock or any other equity security (including, without limitation, any other security convertible into or exercisable for any such equity security) having any rights, preferences or privileges senior to, the Preferred B Stock;

(b) declare or pay any dividend or make or set aside any other distribution on any equity securities of the Corporation; provided, however, that this restriction shall not apply to the Series B-1 Accruing Dividends or to any payment or dividend that is approved by the Board of Directors (including at least one (1) Preferred B Director);

(c) issue any shares of Common Stock or options therefor in excess of the number of shares of Common Stock reserved as of the Filing Date for issuance under the Corporation's 2018 Equity Incentive Plan, as the same may be amended or restated from time to time (the "Existing Plan"), or increase the number of shares of Common Stock reserved for issuance under the Existing Plan;

(d) redeem, repurchase or otherwise acquire (or pay into or set aside for a sinking fund for such purpose) any share or shares of Preferred Stock or Common Stock; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock (i) from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares upon the occurrence of certain events, such as the termination of employment or service, or (ii) pursuant to a right of first refusal existing on the Filing Date, in each case, to the extent that such redemption or repurchase is approved by the Board of Directors (including at least one (1) Preferred B Director);

(e) amend, waive, alter or repeal any provision of, or add any provision to, the Corporation's Restated Certificate, or Bylaws, that has a material adverse effect on rights or preferences of the Preferred Stock;

(f) change the authorized number of, or method of electing, directors of the Corporation;

(g) consummate a Liquidation Event where the Preferred B Stock would not get their liquidation preference pursuant to subsection 2(a);

(h) authorize, approve or consummate any merger or consolidation that does not constitute a Liquidation Event and which merger or consolidation contemplates the conversion of any or all shares of any series of Preferred Stock into cash or non-cash consideration (other than a merger or consolidation the sole purpose of which is to change the state of the Corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Corporation's securities immediately prior to such transaction); or

(i) permit or cause any subsidiary to do any of the foregoing.

7. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4 hereof, the shares so converted shall be cancelled and shall not be issuable by the Corporation. The Restated Certificate shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

8. Waiver. Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred Stock then outstanding.

Any of the rights, powers, preferences and other terms of the Preferred B Stock set forth herein may be waived on behalf of all holders of Preferred B Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred B Stock then outstanding. Any of the rights, powers, preferences and other terms of the Preferred A Stock set forth herein may be waived on behalf of all holders of Preferred A Stock by the affirmative written consent or vote of the holders of a majority of the shares of Preferred A Stock then outstanding. Any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of that series of Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of such series of Preferred Stock then outstanding.

C. Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors (subject to the protective provisions set forth in Article IV(B)(6)).

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3. Redemption. The Common Stock is not redeemable at the option of the holder.

4. Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Subject to Article IV(B)(6), the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law. To the extent permitted by the General Corporation Law, as the same may be supplemented, amended or replaced, action required or permitted to be taken by the stockholders of the Corporation at a stockholders' meeting may be taken without a meeting if the action is taken by the holders of at least a majority of all of the shares entitled to vote on the action, signed by the holders of at least a majority of the shares, and filed in the corporate minute book. Prompt notice of any action taken by less than unanimous written consent in lieu of a meeting shall be given to all stockholders entitled to vote on such action.

ARTICLE V

Except as otherwise provided in the Restated Certificate, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE VI

Subject to Article IV(B)(5)(a), the number of directors of the Corporation shall be determined in the

manner set forth in the Bylaws of the Corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE IX

To the fullest extent permitted by the General Corporation Law of the State of Delaware as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X

Except as otherwise provided herein, the Corporation reserves the right to amend, alter, change or repeal any provision contained in the Restated Certificate (subject to the protective provisions set forth in Article IV(B)(6)), in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers or agents of the Corporation (and any other persons to which the General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of

duty to the Corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XI shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE XII

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) the Preferred B Directors; (ii) the Preferred A Director or (iii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (together with the Preferred B Directors and the Preferred A Director, collectively, the "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of a Covered Person expressly and solely in such person's capacity as a director of the Corporation while acting in their official capacity.

ARTICLE XIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XIII (including, without limitation, each portion of any sentence of this Article XIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

THIRD: That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of said corporation in accordance with Section 228 of the General Corporation Law.

FOURTH: That said Restated Certificate, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242, 245, 361 and 362 of the General Corporation Law.

(Remainder of page intentionally left blank.)

IN WITNESS WHEREOF, the Fourth Amended and Restated Certificate of Incorporation has been executed by the President of the Corporation on this 15th day of August, 2025.

DocuSigned by:

AC2AAA3ED18A4DD...

Name: Chad Rosen
Title: President and Chief Executive Officer

EXHIBIT C

Amended and Restated Stockholders' Agreement

(please see attached)

VICTORY FOODS HOLDINGS PBC
AMENDED AND RESTATED STOCKHOLDERS' AGREEMENT

This Amended and Restated Stockholders' Agreement (this "**Agreement**") dated as of June 28, 2024, is by and among Victory Foods Holdings PBC, a Delaware public benefit corporation (the "**Company**"), the holders of the Company's Common Stock, whose names, addresses and equity positions are set forth on Exhibit A hereto (the "**Common Stockholders**" and each a "**Common Stockholder**"), and the Investors (as defined below), whose names, addresses and equity positions are set forth on Exhibit B hereto. The Investors and the Common Stockholders are referred to herein, collectively, as the "**Stockholders"** and each shall be a "**Stockholder**" for purposes of this Agreement. Exhibit A hereto may be amended from time to time by the Company, without any further action or consent by the Stockholders, to add such other person(s) or entities who may hereafter become a holder of Common Stock of the Company and a party to this Agreement. Exhibit B hereto may be amended from time to time by the Company, without any further action or consent by the Investors or the Stockholders, to add such other person(s) or entities who may hereafter become a holder of Preferred Stock of the Company and a party to this Agreement.

WHEREAS, the Company and certain of the Stockholders are party to that certain Amended and Restated Stockholders' Agreement, dated June 29, 2021 (the "**Prior Agreement**");

WHEREAS, the Prior Agreement may be amended and restated with the prior written consent of the Board of Directors (as defined below), the written consent of the holders of a majority of the Company's issued and outstanding capital stock (voting together as a single class on an as converted to Common Stock basis), and the written consent of the Investors holding a majority of the issued and outstanding Preferred Stock;

WHEREAS, the Company is selling shares of Series B-1 Convertible Preferred Stock, par value $0.0001 (the "**Series B-1 Stock**"), Series B-2 Convertible Preferred Stock, par value $0.0001 (the "**Series B-2 Stock**") and Series B-3 Convertible Preferred Stock, par value $0.0001 (the "**Series B-3 Stock**"), pursuant to a Series B Convertible Preferred Stock Purchase Agreement dated as of the date hereof (the "**Purchase Agreement**") to the Purchasers (as defined therein);

WHEREAS, it is a condition to the closing of the sale of the shares under the Purchase Agreement that the parties hereto execute and deliver this Agreement to provide the Investors with certain rights and obligations as provided for herein, to make provision for the future disposition of certain securities of the Company and to set forth certain rights with respect to electing members to the Company's Board of Directors as provided for herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree that the Prior Agreement shall be superseded and replaced in its entirety by this Agreement, and the parties to this Agreement further agree as follows:

ARTICLE I
Definitions

As used in this Agreement, the following terms shall have the following respective meanings:

"**At Large Directors**" shall mean the members of the Board of Directors elected by the holders of the Company's outstanding capital stock, voting together as a single class on an as converted to Common Stock basis.

"**Board of Directors**" shall mean the Board of Directors of the Company.

"**Common Stock**" shall mean the Common Stock, $0.0001 par value per share, of the Company.

"**Investors**" shall mean the individuals and entities who are party to this Agreement and who are set forth on Exhibit B hereto, as amended from time to time as provided for herein, who are issued shares of Preferred Stock of the Company.

"**Major Investor**" shall mean any investor holding shares of Preferred Stock, or shares of Common Stock issued upon the conversion of Preferred Stock, having an aggregate issue price of greater than $250,000.

"**Preferred Stock**" shall mean, collectively, the Series A Stock, the Series B Stock and any other series of Preferred Stock issued by the Company after the date hereof.

"**Series A Director**" shall mean the members of the Board of Directors elected by the holders of the Series A Stock, voting together as a single class on an as converted to Common Stock basis.

"**Series A Stock**" shall mean the Series A Convertible Preferred Stock, $.0001 par value per share, the Series A-1 Convertible Preferred Stock, $.0001 par value per share and the Series A-2 Convertible Preferred Stock, $.0001 par value per share, of the Company.

"**Series B Directors**" shall mean the members of the Board of Directors elected by the holders of the Series B Stock, voting together as a single class on an as converted to Common Stock basis.

"**Series B Stock**" shall mean the Series B-1 Stock, the Series B-2 Stock and the Series B-3 Stock.

"**Stock**" shall mean, in the aggregate the Common Stock together with any other series or class of stock issued by the Company and any other equity security of the Company, including, without limitation, options, warrants, and other rights to acquire shares of the Company's Common Stock, and securities and other instruments that are convertible into or exchangeable for shares of the Company's Common Stock, and/or any legal or beneficial interest in any of the foregoing.

"**Transfer**" shall mean any sale, pledge, assignment, encumbrance, gift or other disposition or transfer of shares of Stock or any legal or beneficial interest therein, including any tender or transfer in connection with any merger, recapitalization, reclassification, or tender or exchange offer (for all or any part of the Company's equity securities), whether or not the person making any such transfer votes for or against any transaction involving any such Transfer, but specifically excluding a sale of shares of Stock to a Stockholder, the Company or the Company's designee pursuant to the express provisions of Article II or Article III of this Agreement.

"**Voting Stock**" shall mean capital stock of any class or classes of the Company, the holders of which are entitled to participate generally in the election of the members of the Company's Board of Directors, and shall include, with limitation, the Common Stock and the Preferred Stock.

ARTICLE II
Restrictions on Transfer

2.1 Restrictions on Transfer. No Stockholder (including transferees of Stockholders) shall Transfer any Stock, or any interest therein, whether by operation of law or otherwise, except in accordance with all of the provisions of this Agreement.

2.2 Permitted Transferees. Except as otherwise expressly provided herein, the restrictions on dispositions of Stock contained in Article II of this Agreement (including without limitation, the provisions of Sections 2.3 and 2.4) shall not be construed to prohibit, limit or otherwise restrict the following transfers of Stock ("**Permitted Transfers**"):

(a) transfers of Stock between a Stockholder to or among such Stockholder's Family Group (as defined below) or by will or the laws of descent and distribution to such Stockholder's Family Group ("**Family Group**" means an individual's spouse and lineal descendants and any trust, limited partnership, limited liability company or other fiduciary relationship solely for the benefit of such individual and/or such individual's spouse and/or lineal descendants);

(b) transfers of Stock upon the death of a Stockholder to his or her executors or administrators or legal successors, including without limitation trustee(s);

(c) an involuntary transfer by operation of law;

(d) any bona fide gift to any charitable organization described in 501(c)(3) of the Internal Revenue Code of 1986, as amended;

(e) in the case of a Stockholder that is an entity, upon a transfer by such Stockholder to its stockholders, members, direct or indirect partners or other equity holders, or to any successor fund of such Stockholder, or any fund under common investment management with such Stockholder; or

(f) a transfer of Stock by a Stockholder to the Company, or its assignee, pursuant to the terms of this Agreement, a restricted stock agreement, the exercise of repurchase or redemption rights, or any other similar type of agreement between a Stockholder and the Company.

Any and all shares of Stock in the hands of any transferee pursuant to subsections (a) - (e) of this Section 2.2 (each a "**Permitted Transferee**") shall remain subject to this Agreement and each Permitted Transferee shall be required to execute a counterpart signature page or joinder agreement to this Agreement agreeing to bound by the terms and conditions hereof.

2.3 Right of First Refusal

(a) Transfer Notice. If a Stockholder (the "**Selling Stockholder**") proposes to Transfer any Stock now owned or subsequently acquired by such Selling Stockholder or any interest therein to any person or entity, other than in connection with a transaction subject to Section 2.8, then the Company shall have a right of first refusal (the "**Right of First Refusal**") to purchase some or all of such shares of Stock proposed to be sold (the "**Offered Shares**"). The Selling Stockholder shall give a written notice (the "**Transfer Notice**") to the Company describing fully the proposed transfer including the number of shares proposed to be transferred, the proposed transfer price, and the name and address of the proposed transferee. The Transfer Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer. The Transfer Notice shall be signed both by the Selling Stockholder and by the proposed transferee and must constitute a binding commitment of both such parties for the transfer of such Stock.

(b) Purchase Option. The Company shall have an option for a period of twenty (20) days from receipt of the Transfer Notice to elect to purchase up to the total number of Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice. The Company may exercise such purchase option and, thereby, purchase all (or a portion) of the Offered Shares by notifying the Selling Stockholder in writing before expiration of such twenty (20) day period as to the number of such shares which it wishes to purchase. If the Company gives the Selling Stockholder notice that it desires to purchase such shares, then payment for the Stock shall be by check or wire transfer, against delivery of the Stock to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefore, which shall be no later than sixty (60) days after the Company's receipt of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective third-party transferee(s). If the Company fails to purchase all of the Offered Shares by exercising the option granted in this Section 2.3(b) with the time period provided, the Offered Shares which the Company has declined or failed to purchase (the "**Remaining Shares**") shall be subject to the options granted to the Investors pursuant to this Agreement.

(c) Additional Transfer Notice. If the Company has declined or fails to purchase all of the Offered Shares proposed to be transferred pursuant to Section 2.3(b), the Selling Stockholder shall give notice to each Major Investor (the "**Additional Transfer Notice**") which shall include all of the information and certifications required in a Transfer Notice and shall

additionally identify the Remaining Shares, and briefly describe the Major Investors' rights of first refusal with respect to the proposed Transfer.

(d) Major Investors' Option. Each Major Investor shall have an option for a period of twenty (20) days from their receipt of the Additional Transfer Notice to elect to purchase their respective pro rata shares of the Remaining Shares at the same price and subject to the same material terms and conditions as described in the Additional Transfer Notice. Each Major Investor may exercise such purchase option and, thereby, purchase all or any portion of his, her or its pro rata share (with any reallotments as provided below) of the Remaining Shares, by notifying the Selling Stockholder and the Company in writing, before the expiration of the twenty (20) day period as to the number of such Remaining Shares which he, she or it wishes to purchase (including any reallotment). Each Major Investor's pro rata share of the Remaining Shares shall be a fraction of the Remaining Shares, of which the number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Stock) owned by such Major Investor on the date of the Additional Transfer Notice shall be the numerator and the total number of shares of Common Stock (including shares of Common Stock issuable upon conversion of Preferred Stock) held by all Major Investors on the date of the Additional Transfer Notice shall be the denominator. Each Major Investor shall have a right of reallotment such that, if any other Major Investor fails to exercise the right to purchase its full pro rata share of the Remaining Shares, the other participating Major Investors may exercise an additional right to purchase, on a pro rata basis, the Remaining Shares not previously purchased. Each Major Investor shall be entitled to apportion Remaining Shares to be purchased among its partners and affiliates, provided that such Major Investor notifies the Selling Stockholder of such allocation. If a Major Investor gives the Selling Stockholder notice that it desires to purchase its pro rata share of the Remaining Shares and, as the case may be, its reallotment, then payment for the Remaining Shares shall be by check or wire transfer, against delivery of the Remaining Shares to be purchased at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than sixty (60) days after the Company's receipt of the Transfer Notice, unless the Transfer Notice contemplated a later closing with the prospective third party transferee(s).

2.4 Co-Sale Rights.

(a) Co-Sale Right. If a Common Stockholder, or group of Common Stockholders, proposes to Transfer any Stock now owned, or subsequently acquired, comprising at least ten percent (10%) of the Company's issued and outstanding Stock (after the Company and the Major Investors have exercised their right of first refusal pursuant to Section 2.3), to any person or entity, then the transferring Stockholder shall deliver sixty (60) day prior written notice to the other Stockholders (the "**Co-Sale Notice**") of the pending Transfer. The Co-Sale Notice shall also include a copy of any written proposal, term sheet or letter of intent or other agreement relating to the proposed Transfer. The Co-Sale Notice shall be signed both by the transferring Stockholder and by the proposed transferee and must constitute a binding commitment of such parties for the transfer of such Stock. The other Stockholders shall then have the right, exercisable upon written notice to such transferring Stockholder within thirty (30) business days after the date the Co-Sale Notice is delivered, to participate in such sale of Stock on the same terms and conditions as the transferring Stockholder (the "**Co-Sale Right**"). Each other Stockholder exercising the Co-Sale Right shall indicate the number of shares of Stock such other Stockholder wishes to sell. Each

other Stockholder may elect to sell all or some of such Stockholder's Co-Sale Pro Rata Share (as defined below) of the number of shares of Stock proposed to be sold as set forth in the Co-Sale Notice. To the extent the other Stockholders exercise their Co-Sale Right in accordance with the terms and conditions set forth herein, the number of shares of Stock that the transferring Stockholder may sell in the transaction shall be correspondingly reduced.

(b) Right of Co-Sale Pro Rata Share. Each Stockholder's "**Co-Sale Pro Rata Share**" shall be determined as of the date the Co-Sale Notice is delivered to the Company, and shall be an amount equal to the number of shares of Stock proposed to be sold as set forth in the Co-Sale Notice, multiplied by a fraction; the numerator of which shall be equal to the number of shares of capital stock (on an as converted to Common Stock basis in the case of Preferred Stock) held by such Stockholder; and the denominator of which shall be equal to the aggregate number of shares of Common Stock then outstanding on a fully diluted basis (treating all outstanding Preferred Stock as converted into Common Stock). If a Stockholder holds shares of Stock of a different class or series from the shares of Stock being sold by the transferring Stockholders and the purchaser objects to purchase of such different class or series, then, unless converted to Common Stock, such shares may be excluded from the provisions of this Section.

(c) Delivery of Certificates. The Stockholders shall effect their participation in the sale by promptly delivering to the transferring Stockholder for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent: (i) the type and number of shares of Stock which such selling Stockholder elects to sell; or (ii) that number of shares of Stock which are at such time convertible into the number and type of shares of Stock which such selling Stockholder elects to sell; provided, however, that if the prospective third-party purchaser objects to the delivery of a convertible security, warrant or option in lieu of the underlying security, such Stockholder shall convert such convertible security, warrant or option into the underlying security and deliver the underlying security as provided in this section. The Company agrees to make any such conversion or exercise concurrent with the actual transfer of such shares to the purchaser and contingent on such transfer.

(d) Sales Proceeds. Any stock certificate or certificates that the Stockholders deliver to the transferring Stockholder pursuant to Section 2.4(c) shall be transferred to the prospective purchaser in consummation of the sale of the Stock pursuant to the terms and conditions specified in the Transfer Notice, and the transferring Stockholder shall concurrently therewith remit to the other participating Stockholders that portion of the sale proceeds to which such Stockholders are entitled by reason of their participation in such sale. To the extent that any prospective purchaser or purchasers prohibit such assignment or otherwise refuses to purchase shares or other securities from the transferring Stockholder hereunder, the transferring Stockholder shall not sell any Stock to such prospective purchaser or purchasers, unless and until, simultaneously with such sale, the transferring Stockholder shall purchase such shares or other securities from the other Stockholders.

2.5 Sale by Stockholder. Subject to Sections 2.3 and 2.4 above, any Stockholder free to transfer shares of Stock may conclude a transfer of all such remaining shares of Stock covered by any Transfer Notice or Co-Sale Notice on terms and conditions not more favorable to the transferor than those described in the Transfer Notice or Co-Sale Notice within ninety (90) days

from the date of the Transfer Notice or Co-Sale Notice. Any proposed transfer on terms and conditions more favorable than those described in the Transfer or Co-Sale Notice, as well as any subsequent proposed transfer of any of the Stock by a Stockholder, shall again be subject to Sections 2.3 and 2.4 and shall require compliance by such Stockholder with the procedures described in this Article II. Any transferee, not otherwise subject to this Agreement, will be required to become a party hereto as an additional condition to any transfer by a Stockholder.

2.6 No Adverse Effect. The Stockholders' exercise or non-exercise of the Co-Sale Right hereunder shall not adversely affect their rights to participate in subsequent transfers of Stock, if any, by any Stockholder subject to the provisions of this Article II.

2.7 Remedies. Any attempt by a Stockholder to transfer Stock in violation of this Article II hereof shall be void, and the Company agrees it will not affect such a transfer nor will it treat any alleged transferee as the holder of such shares without the prior written consent of the other Stockholders. In the event that a Common Stockholder transfers Stock in the Company without complying with the Co-Sale Right provisions contained herein, the other Stockholders shall have the right to sell to the transferring Stockholder the type and number of shares of Stock equal to the number of shares the Stockholders would have been entitled to transfer to the purchaser had the transfer been effected pursuant to and in compliance with the terms hereof. Such sale shall be made on the following terms and conditions: (i) the price per share at which the shares are to be sold to the Stockholder shall be equal to the price per share paid by the purchaser to the transferring Stockholder in the Transfer; (ii) the transferring Stockholder shall reimburse the other Stockholders for any and all fees and expenses, including legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Stockholders' rights under this Article II; and (iii) notwithstanding the foregoing, any attempt by the transferring Stockholder to transfer Stock in violation of this Article II hereof shall be void and the Company agrees it will not affect such a transfer nor will it treat any alleged transferee as the holder of such shares without the prior written consent of the other Stockholders.

2.8 Drag-Along Rights.

(a) Stock Transaction. If at any time any of the Stockholders (the "**Sellers**") shall propose to undertake a sale of more than fifty percent (50%) of the Company's then issued and outstanding shares of Stock (treating all Preferred Stock as converted to Common Stock) in a single transaction or series of related transactions (a "**Proposed Transaction**") that is approved by a majority of the members of the Board of Directors, the holders of at least a majority the outstanding shares of Preferred Stock (voting as a separate class on an as-converted basis), and the holders of at least a majority of the outstanding shares of Common Stock, then each other Stockholder shall, if requested by the Sellers, sell all of his, her or its Stock in such transaction on the same terms and for the same consideration. The Sellers shall give each Stockholder written notice of any Proposed Transaction at least twenty (20) days prior to the date on which such transaction shall be consummated, including the terms and conditions thereof, and each Stockholder shall have the obligation to their Stock pursuant to the terms and conditions and in accordance with the instructions set forth in such notice. On or before the date specified in such notice, each Stockholder shall deliver any certificate(s) evidencing their Stock (accompanied by duly executed stock powers or other instrument of transfer duly endorsed in blank) to the Company or to an agent designated by the Company, for the purpose of effectuating the transfer of the Stock

to the purchaser and the disbursement of the proceeds of such transactions to the Stockholder(s). The Company may, at its option, deposit the consideration payable for the Stock with a depository designated by it and thereafter each Stock certificate shall represent only the right to receive the consideration payable in the transaction.

(b) Merger or Asset Transaction. Without limiting the generality of the foregoing, if a majority of the Company's Board of Directors, the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a separate class on an as-converted basis), and the holders of at least a majority of the outstanding shares of Common Stock, approve a sale of the entire company (the "**Approved Sale**") structured as a merger or a consolidation or a sale of substantially all the assets, then each Stockholder shall, if requested by the Company (i) vote for, consent to and/or not raise objections against such Approved Sale, (ii) waive (to the extent applicable) any dissenters, appraisal rights or similar rights in connection with a merger or consolidation and (iii) take all necessary and desirable actions in connection with the consummation of the Approved Sale as reasonably requested by the Company, including, without limitation, exercising any warrants, options or conversion privileges.

(c) Representations and Warranties. Any Stockholder required by the provisions of this Section 2.8 to transfer Stock shall not be required to make any representations and warranties in connection with such transfer or sale except as to good title and the absence of liens with respect to such Stocks, the corporate or other existence of the holder and the authority, form, validity and binding effect of, and the absence of any conflicts under the charter documents and material agreements of such holder. No such Stockholder shall be required to provide any indemnity in connection with such Approved Sale except for indemnities for damages resulting from a breach of the above-stated representations and warranties.

ARTICLE III
Confidentiality

3.1 Confidential Information. Each Stockholder recognizes that by reason of their ownership of the Stock, they may acquire and will continue to acquire Confidential Information concerning the business and operations of the Company, unauthorized use or disclosure of which may cause the Company irreparable harm. Each Stockholder agrees that they will not directly or indirectly at any time, disclose any such Confidential Information nor use Confidential Information for any reason other than for the benefit of the Company. For purposes of this Agreement, "**Confidential Information**" includes any non-public information concerning the Company's business and operations, including proposed products and facilities, system methods and designs, production design and implementation, computer codes and procedures, research and development, trade secrets and other intellectual property, systems, patent applications, procedures, manuals, confidential reports, personnel records, product price lists, customer lists, vendor or supplier lists, financial information, and business plans, prospects or opportunities. Confidential Information does not include any information that: (a) was in the public domain at the time of disclosure or later entered the public domain through no act or omission of a Stockholder or (b) was lawfully disclosed to a Stockholder by a third party having the right to disclose it. Information will not be deemed to be in the public domain merely because it includes information that falls within an area of general knowledge available to the public or can be

reconstructed in hindsight from a combination of information from multiple sources that are available to the public, if none of those sources actually teaches or suggests the entire combination, together with its meaning and importance.

3.2 Exclusive Property. Each Stockholder confirms that all Confidential Information is the exclusive property of the Company.

ARTICLE IV
Investor Rights

4.1 Registration Rights; Liquidity. From and after the date of this Agreement, the Company shall not enter into any agreement with any Stockholder or prospective Stockholder of any securities of the Company that would allow such holder or prospective holder (i) to include the Company's securities held by such holder in any registration filed under the Securities Act of 1933, as amended, or (ii) to demand registration of any securities held by such holder or prospective holder, unless the Investors are offered substantially similar registration rights with respect to their shares of Stock. In addition to the foregoing, the Company covenants and agrees that if at any time after the date which is seven (7) years after the date of this Agreement, the Company receives a request from the holders of a majority of the Preferred Stock then outstanding, voting together as a single class on an as converted to Common Stock basis, that the Company pursue a registered sale of the outstanding Preferred Stock pursuant to Regulation A promulgated under the Securities Act and use commercially reasonable efforts to file a Form 1-A registration statement under the Securities Act covering all shares of Preferred Stock that the initiating holders of Preferred Stock requested to be registered.

4.2 Information Rights. The Company shall deliver to each Investor: (i) as soon as practicable, but in any event within ninety (90) days after the end of each fiscal year of the Company, a balance sheet as of the end of such year, statements of income and of cash flows for such year, and a statement of stockholders' equity as of the end of such year (such statements shall be internally prepared unless audited financial statements are otherwise available); and (ii) upon request, to Major Investors unaudited quarterly financial statements of the Company.

4.3 Rights to Future Stock Issuances.

(a) Right of First Refusal. Subject to applicable securities laws, each Major Investor shall have a right of first refusal to purchase up to their Preemptive Right Pro Rata Percentage (as defined below) of New Securities (as defined below) that may be issued by the Company after the date hereof. Each Major Investor may purchase said New Securities on the same terms and at the same price at which the Company proposes to sell the New Securities. The "**Preemptive Right Pro Rata Percentage**" for each Major Investor shall be an amount equal to quotient obtained by dividing the total number of shares of Stock held by such Major Investor divided by the total number of shares of Stock issued and outstanding.

(b) Notice. In the event that the Company proposes to undertake an issuance of New Securities that is subject to the right of first refusal provided for in the foregoing Section, it shall give to each Major Investor written notice (the "**Issuance Notice**") of its intention, describing the type of New Securities, the price, the terms upon which the Company proposes to

issue the same, the number of shares which such Major Investor is entitled to purchase pursuant to this Section and a statement that the Major Investor shall have ten (10) days to respond to such Issuance Notice. The Major Investor shall have ten (10) days from the date of receipt of the Issuance Notice to agree to purchase any or all of its Preemptive Right Pro Rata Percentage of the New Securities for the price and upon the terms specified in the Issuance Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased and forwarding payment for such New Securities to the Company if immediate payment is required by such terms.

(c) Sale of New Securities. In the event a Major Investor fails to exercise in full its right of first refusal within such ten (10) day period, the Company shall have one hundred-twenty (120) days thereafter to sell the New Securities respecting which such Major Investors' rights were not exercised, at a price and upon general terms no more favorable to the purchaser thereof than specified in the Issuance Notice. In the event the Company has not sold the New Securities within such period, the Company shall not thereafter issue or sell any New Securities without first offering such securities to the Major Investors in the manner provided above.

(d) Definition of New Securities. For purposes of this Section, "**New Securities**" shall mean shares of capital stock of the Company, whether authorized or not, and any rights, options, or warrants to purchase said shares of capital stock, and securities of any type whatsoever that are, or may become, convertible into or exercisable for said shares of capital stock; provided that "New Securities" does not include: (i) shares of Common Stock outstanding as of the date hereof, or issued or issuable in connection or upon conversion or exercise of options, warrants or other convertible securities outstanding as of the date hereof; (ii) securities issued pursuant to the acquisition by the Company of another unaffiliated corporation or entity by consolidation, corporate reorganization, or merger, or purchase of all or substantially all of the assets of such corporation or entity as approved by the Company's Board of Directors; (iii) securities issued to officers, directors, consultants and other service providers of the Company pursuant to an equity incentive plan, whether now existing or hereafter adopted, that is approved by a majority of the Company's Board of Directors and the Stockholders pursuant to the Company's Certificate of Incorporation, as the same may be amended and/or restated from time-to-time; (iv) securities issued without consideration pursuant to a stock dividend, stock split, or similar transaction approved by the Company's Board of Directors that either (A) is not dilutive to the Investors or (B) relates to a class or series of capital stock that constituted a New Security at the time such shares were initially issued by the Company; (v) securities issued to any lender in connection with an approved debt financing, loan or similar transaction approved by the Company's Board of Directors; (vi) the issuance of shares of Series B Stock pursuant to the Purchase Agreement; and (vii) the issuance of shares of Common Stock or other securities upon the conversion or exercise of any security that is not a New Security as provided for herein.

(e) Post Offering Option. In lieu of the foregoing, if required to effectuate a financing transaction in a timely fashion, as determined in good faith by the Board of Directors of the Company, the Company may elect to give notice to each Major Investor within thirty (30) days after the issuance of New Securities. Such notice shall describe the type, price, and terms of the New Securities. Each Major Investor shall have ten (10) days from the date notice is received to elect to purchase up to the number of additional New Securities that would, if purchased by such Major Investor, keep such Major Investor's percentage ownership in the Company immediately

after the offering the same (assuming they purchase the full amount offered to them hereunder) as their percentage ownership in the Company immediately before the offering (determined on a fully diluted basis treating all outstanding options, warrants and convertible securities as exercised or converted).

(f) Fractional Shares. No fractional shares will be offered or purchased pursuant to this Section and all calculations will be rounded to the nearest whole number.

(g) Security Law Compliance. Notwithstanding the foregoing, the Company will not be obligated to offer or sell New Securities to any Investor if the Investor is not an accredited investor as defined in Regulation D, promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"). Notwithstanding the foregoing, the Company shall not be required to offer or sell such New Securities to any Investor who would cause the Company to be in violation of applicable state or federal securities laws by virtue of such offer or sale or who is not an accredited investor at the time of such sale.

ARTICLE V
Board of Directors

5.1 Board Size. Each Stockholder agrees to vote all of their shares of Voting Stock, whether now owned or hereafter acquired or which such Stockholder may be empowered to vote, from time to time and at all times, in whatever manner shall be necessary to ensure that the size of the Board shall be set and remain at five (5) directors.

5.2 Election of Directors. Each Stockholder agrees to vote all of his, her or its shares of Voting Stock, whether now owned or hereafter acquired or which such Stockholder may be empowered to vote, from time to time and at all times, in whatever manner shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board of Directors:

(a) As a Series B Director, one (1) individual designated from time to time by The Sandy River Charitable Foundation (the "**SRCF**"), for so long as SRCF continues to beneficially own capital stock of the Company comprising at least 10% or more of the Company's issued and outstanding capital stock, calculated on a fully diluted basis treating all options, warrants and convertible securities as exercised or converted, which individual shall initially be Cathy Berry;

(b) As an At Large Director, the Company's Chief Executive Officer (the "**CEO Director**"), who as of the date of this Agreement is Chad Rosen, provided that if for any reason the CEO Director shall cease to serve as the Chief Executive Officer of the Company, each of the Stockholders shall promptly vote their respective shares of capital stock (i) to remove the former Chief Executive Officer from the Board if such person has not resigned from the position of CEO Director; and (ii) to elect the then-current Chief Executive Officer of the Company to serve as the new CEO Director.

As of the date of this Agreement, the following individuals are serving as initial members of the Board of Directors:

Series B Directors: Cathy Berry and Alan Tank
Series A Director: Peter Strugatz
At Large Directors: Chad Rosen and Eric Jackson

Each of the Stockholders and the Company agree not to vote any shares of Voting Stock that would reasonably be expected to adversely affect the stated intentions of the Stockholders under Section 5.1 or 5.2 of this Agreement.

5.3 Removal. Any director of the Company may be removed from the Board of Directors in the manner allowed by law and the Company's Certificate of Incorporation, as amended and restated, and the Company's Bylaws, provided, however, that with respect to any Director elected by a separate class of Stockholders, only by the vote the class of Stockholders entitled to elect such Director and with respect to any Director designed by a specific Stockholder pursuant to Section 5.2, only with the written consent of such Stockholder.

5.4 No right of Employment. No Stockholder shall have any right of employment or other benefits, or any right to be a member of the Board of Directors or officer of the Company, solely as a consequence of owning any securities now or hereafter (or as a transferee of a Stockholder) having voting rights in the election of the directors of the Company, or any securities evidencing an ownership interest in the Company, or any securities convertible into or exercisable for any shares of the foregoing, including, without limitation, the Preferred Stock. Each Stockholder who is a member of the Board of Directors or officer of the Company acknowledges that, if the Board of Directors determines that salary or other compensation (other than dividends) shall be paid to any member of the Board of Directors or officer of the Company, the Company shall be under no obligation to pay each other member of the Board of Directors or officer a proportionate share of such salary or compensation.

ARTICLE VI
Miscellaneous

6.1 Filing of Agreement. A copy of this Agreement, as amended from time to time, shall be filed with and retained by the Secretary of the Company.

6.2 Company Designee. All rights granted to the Company by the terms of this Agreement may be exercised by such person, persons, entity or entities as the Board of Directors of the Company, in its sole discretion, shall designate acting by vote or unanimous written consent.

6.3 Endorsement of Stock Certificates. All certificates representing Stock owned by the Stockholders shall have conspicuously endorsed thereon a legend substantially as follows:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS UPON TRANSFER PURSUANT TO A STOCKHOLDERS' AGREEMENT BY AND AMONG THE COMPANY AND ITS STOCKHOLDERS. A COPY OF THE STOCKHOLDERS' AGREEMENT

MAY BE OBTAINED FROM THE COMPANY WITHOUT CHARGE UPON THE WRITTEN REQUEST OF THE HOLDER HEREOF."

6.4 Payment for Stock. All payments hereunder shall be made in cash, by certified cashier or bank check, or by wire transfer of immediately available funds.

6.5 Delivery of Stock and Documents. Upon the closing of a sale as herein provided, the seller shall deliver to each purchaser in exchange for payment of the purchase price: (a) the certificates for the Stock being sold, endorsed for transfer and bearing any necessary documentary stamps and (b) such assignments, certificates of authority, tax releases, consents to transfer, instruments and evidence of title of the seller, and of his or her compliance with applicable state and federal law, as may be reasonably required by counsel for each such purchaser.

6.6 Entire Agreement. This Agreement, and the other agreements contemplated herein, represents the complete agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior written or oral agreements and understandings related thereto, including the Prior Agreement.

6.7 Severability. The invalidity or unenforceability of any one or more provisions of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if any such invalid or unenforceable provisions were omitted.

6.8 Headings. The headings in this Agreement have been inserted for convenience of reference only and shall not constitute a part of this Agreement.

6.9 Adjustments. If there shall be any change in the Stock of the Company through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, combination or exchange of shares, or the like (any such event being an "**Adjustment**"), all of the terms and provisions of this Agreement shall apply to any new, additional or different shares or securities issued as a result of such Adjustment and the price and number of securities subject to the provisions hereof shall be adjusted accordingly.

6.10 Notices. Notices under this Agreement shall be in writing and shall be sufficient if delivered personally or mailed by first class mail, postage paid, or sent by overnight courier service or electronic transmission (fax or email) to the party to whom such notice is given, with a copy to all other parties hereto, as follows:

(a) Victory Foods Holdings PBC
c/o Victory Hemp Foods
252 W Jay Louden Road
Carrollton, KY 41008
Attn: Chad Rosen
Email: chad@victoryhempfoods.com

with a copy to:
Moulton Law Group

PO Box 700
Burlington, VT 05402
Attn: R.W. Eli Moulton III, Esq.
Email: emoulton@moultonlg.com

(b) if to a Common Stockholder, at the address of the Common Stockholder set forth on Exhibit A; and

(c) if to an Investor, at the address of the Investor set forth on Exhibit B.

or at such other address as any party may give notice pursuant to this Section 6.10, provided that any such notice, if given by the Company, may be addressed to the address set forth in the Company's books as the address of any Stockholder or other person listed as a record holder of Stock. Any such notice addressed as provided herein shall be effective when deposited in the United States mail, duly addressed and with postage and fees prepaid, and the date of such deposit shall be conclusively determined by the postmark thereon. Electronic notices shall be deemed delivered upon the sender's receipt of an electronic delivery confirmation.

6.11 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, representatives, successors and assigns.

6.12 Failure to Comply with the Provisions of this Agreement. In addition to any other legal or equitable remedies which it or they may have, the Company and the Stockholders may enforce their rights under any provision of this Agreement by actions for specific performance (to the extent permitted by law) and each party hereto acknowledges and agrees that the parties hereto will be irreparably damaged in the event that this Agreement is breached. Further, the Company may refuse to transfer on its books record ownership of Stock which shall have been sold or transferred in violation of this Agreement or to recognize any transferee as one of the Company's Stockholders for any purpose (including without limitation, for purposes of dividend and voting rights) until all applicable provisions of this Agreement have been complied with in full. All remedies provided by this Agreement are in addition to other remedies provided by law.

6.13 Waiver, Amendment and Termination. This Agreement may be amended or modified, or any provision hereof may be waived, with the prior written consent of the Company's Board of Directors and the holders of a majority of the Company's issued and outstanding capital stock (voting together as a single class on an as converted to Common Stock basis). Notwithstanding the foregoing, no provision of this Agreement provided for the benefit of the Investors may be amended in a manner that would be adverse to the Investors, or waived, without the prior written consent of the Investors holding a majority of the issued and outstanding Preferred Stock. Notwithstanding the foregoing, no provision of this Agreement provided for the benefit of the Common Stockholders may be amended in a manner that would be adverse to the Common Stockholders, or waived, without the prior written consent of the Common Stockholders holding a majority of the issued and outstanding Common Stock. Notwithstanding the foregoing, no provision of this Agreement provided for the benefit of the Major Investors may be amended in a manner that would be adverse to the Major Investors, or waived, without the prior written consent of the Major Investors holding a majority of the issued and outstanding Common Stock.

Notwithstanding the foregoing, Section 5.2(a) of this Agreement may not be amended or waived, without the prior written consent SRCF for so long as they are entitled to elect a director pursuant to Section 5.2(a). This Agreement shall terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, as amended. Notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) shall terminate upon the closing of a Liquidation Event as defined in the Company's Certificate of Incorporation, as amended and restated from time to time.

6.14 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall have the force and effect of an original and all of which together shall constitute but one and the same document. This Agreement may be executed in original, via facsimile and/or via electronic copy, including, without limitation portable document format (.pdf).

6.15 Governing Law; Consent to Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for all purposes. Any suit for the enforcement of this Agreement may be brought in the courts of the State of Delaware, or any federal court sitting in Delaware, and each party hereto consents to the non-exclusive jurisdiction of each such court and to service of process in any such suit being made upon the Company by mail at the address specified above. Each party hereto hereby waives any objection that it may now or hereafter have to the venue of any such suit or any such court or that such suit was brought in any inconvenient court.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Third Amended and Restated Certificate of Incorporation has been executed by the President of the Corporation on this 24th day of June, 2024.

DocuSigned by:

AC2AAA3ED18A4DD...

Name: Chad Rosen
Title: President and Chief Executive Officer

Exhibit A

Common Stockholders

[INTENTIONALLY OMITTED]

Exhibit B

Investors

[INTENTIONALLY OMITTED]